Mail Stop 4561

May 6, 2008

Mr. Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

> **Re:** **Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2007**
> **Filed October 25, 2007**
> **File no. 001-14063**

Dear Mr. Alexander:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief